As filed with the Securities and Exchange Commission on April 19, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

New Skies Satellites N.V.

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .............................N/A...................................................................................

NOTICE OF THE FINAL DISTRIBUTION OF THE SALE PROCEEDS TO NEW SKIES’ SHAREHOLDERS
February 23, 2005

THE HAGUE, Netherlands, February 23, 2005 – New Skies Satellites N.V. in liquidation (“New Skies” or the “company”) today announced that the company’s liquidator has resolved to make a final liquidation distribution to New Skies’ shareholders of US$0.41 per ordinary share, representing 5.15 percent of the net proceeds of the sale and to pay in addition the net interest earned on undistributed funds. Notice is hereby given of the final distribution.

Holders of ordinary shares traded at Euronext Amsterdam and American Depository Shares (ADSs) traded on the New York Stock Exchange are entitled to a distribution on the shares that are registered in their name on February 21, 2005, at the close of business. Holders of ordinary shares traded on Euronext Amsterdam will receive through the affiliated institutions with Euroclear Nederland on February 24, 2005 an amount per share of EUR0.3104, which will including interest be EUR0.3144. Holders of ADSs traded on the New York Stock Exchange will receive an amount per share of US$0.41 on February 24, 2005.

Holders of registered shares that were registered as such in New Skies' share register on February 21, 2005 are entitled to an amount per share of US$0.41. Distributions with respect to registered shares will be made directly by New Skies.

De-listing
Trading in the company’s ordinary shares on Euronext Amsterdam and the ADSs on the New York Stock Exchange has been suspended as of November 3, 2004. The effective date of de -listing on Euronext Amsterdam will be February 24, 2005, barring unforeseen circumstances. The listing at the New York Stock Exchange has already been discontinued at its initiative immediately following the first distribution.

New Skies shareholders, who traded their shares through Euronext Amsterdam, can obtain details of the intended final distribution and subsequent de-listing from their bank or stockbroker.

About New Skies Satellites N.V. in liquidation
On June 5, 2004, New Skies Satellites N.V. signed a definitive agreement for the sale of substantially all of its assets and liabilities to New Skies Satellites B.V., an affiliate of The Blackstone Group, a leading private investment firm, for $956 million in cash, equivalent to approximately $7.96 per fully diluted share. New Skies Satellites N.V. in liquidation began formal liquidation proceedings in the Netherlands following the closing of the transaction on November 2, 2004. Its former business and operations are now being operated by the acquiring company, New Skies Satellites B.V

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By: /s/ Thai Rubin
 Name: Thai Rubin
Title:   General Counsel

Date: April 19, 2005